FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Peter A. Bordes
                  211 Centre St., Second Floor
                  New York, NY 10013

2.       Issuer Name and Ticker and Ticker or Trading Symbol
                  NBG Radio Network, Inc. (NSBD)

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Day/Year
                  1/22/03

5.       If Amendment, Date of Original (Month/Day/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/    Director
                  / /    Officer (give title below)
                                    -----------------------------
                  / /    10% Owner
                  / /    Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/    Form filed by One Reporting Person
                  / /    Form filed by More than One Reporting Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table 1 --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

1.       Title of Security (Instr. 3)

2.       Transaction Date(s) (Month/Day/Year)

2A.      Deemed Execution Date, if any (Month/Day/Year)

3.       Transaction Code (Instr. 8)

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

7.       Nature of Indirect Beneficial Ownership (Instr. 4)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
                i.       Stock Option to Purchase Common Stock
                ii.      Stock Option to Purchase Common Stock
                iii.     Stock Option to Purchase Common Stock
                iv.      Stock Option to Purchase Common Stock
                v.       Stock Option to Purchase Common Stock
                vi.      Stock Option to Purchase Common Stock

2.       Conversion or Exercise Price of Derivative Security
                i.       $0.04 per share
                ii.      $0.04 per share
                iii.     $0.04 per share
                iv.      $0.05 per share
                v.       $0.11 per share
                vi.      $0.11 per share

3.       Transaction Date (Month/Day/Year)
                i.       12/20/02
                ii.      12/19/02
                iii.     12/18/02
                iv.      12/10/02
                v.       11/05/02
                vi.      09/17/02

3A.      Deemed Execution Date, if any (Month/Day/Year)
                i.
                ii.
                iii.
                iv.
                v.
                vi.

4.       Transaction Code (Instr. 8)
                i.       Code:  A
                         V:
                i.       Code:  A
                         V:
                ii.      Code:  A
                         V:
                iii.     Code:  A
                         V:
                iv.      Code:  A
                         V:
                v.       Code:
                         V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                i.       2,500 (A)
                ii.      2,500 (A)
                iii.     2,500 (A)
                iv.      2,500 (A)
                v.       2,500 (A)
                vi.
                vii.

6.       Date Exercisable and Expiration Date (Month/Day/Year)
                i.       Date Excercisable:     1/19/03
                         Expiration Date:       1/19/06

                ii.      Date Excercisable:     1/18/03
                         Expiration Date:       1/18/06

                iii.     Date Excercisable:     1/17/03
                         Expiration Date:       1/17/06

                iv.      Date Excercisable:     1/9/03
                         Expiration Date:       1/9/06

                v.       Date Excercisable:     12/05/02
                         Expiration Date:       12/05/05

                vi.      Date Excercisable:     10/17/02
                         Expiration Date:       10/17/05

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                i.       Title:    Common Stock
                         Amount:   2,500 shares

                ii.      Title:    Common Stock
                         Amount:   2,500 shares

                iii.     Title:    Common Stock
                         Amount:   2,500 shares

                iv.      Title:    Common Stock
                         Amount:   2,500 shares

                v.       Title:    Common Stock
                         Amount:   2,500 shares

                vi.      Title:    Common Stock
                         Amount:   17,500 shares

8.       Price of Derivative Security (Instr. 5)
                i.
                ii.
                iii.
                iv.
                v.
                vi.
                vii.

9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)
                i.       2,500
                ii.      2,500
                iii.     2,500
                iv.      2,500
                v.       2,500
                vi.      17,500

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
                i.       D
                ii.      D
                iii.     D
                iv.      D
                v.       D
                vi.      D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
                i.
                ii.
                iii.
                iv.
                v.

Explanation of Responses:


                     /s/  JOHN J. BRUMFIELD                        01/22/03
                     ---------------------------------------    --------------
                     John J. Brumfield
                     ATTORNEY-IN-FACT
                     ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.